Exhibit 99.2

 Controlling inflammation  CORPORATE PRESENTATIONJanuary 2022

 Important Notice and DisclaimerThis presentation has been prepared by InflaRx N.V. (“InflaRx”), a US-Nasdaq publicly listed Dutch company having its principal place of business in Germany. This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.InflaRx N.V. has an effective shelf registration statement (including a prospectus) on file with the SEC. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company's securities. Any offering of securities will be made only by means of a prospectus supplement, which will be filed with the SEC. In the event that, the Company conducts an offering, you may obtain a copy of the prospectus supplement and accompanying prospectus for the offering for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send such information if you request it.  InflaRx n.v. | Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

InflaRx N.V.

Targeting Complement to Control Inflammatory Diseases

LEAD PRODUCT CANDIDATE WITH PIVOTAL PROGRAM FOCUS ON IMMUNODERMATOLOGICAL DISEASES



Clinical Efficacy and Clean Safety Profile enabling Vilobelimab to Advance in Multiple Indications

- **Hidradenitis Suppurativa (HS):** Initiated **pivotal study program in Q1 2022** after receiving no comments from the FDA in the 30-day review period
- **Pyoderma Gangraenosum (PG):** Positive Phase IIa data reported – gathering regulatory input on next steps for a pivotal program
- **Severe COVID-19:** Phase III enrollment completed; **topline data expected in Q1 2022**
- **ANCA-associated vasculitis (AAV):** Positive Phase II data enabling further development
- **Cutaneous squamous cell carcinoma (cSCC):** Phase II study ongoing

New Program: Oral C5aR Inhibitor INF904 to Enter Clinic in H2 2022

- INF904 shows promising activity and clean safety profile in animals
- Best-in-class potential
- US patent issued in October 2021

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inflaRx

Pipeline with Multiple Opportunities

	FRANCHISE	INDICATIONS	PRE-CLINICAL	PHASE I	PHASE II	PHASE III	UPDATE
Vilobelimab ***C5a Inhibitor***	Immunodermatology	Hidradenitis Suppurativa (HS)					Pivotal trial initiated with new primary endpoint
		Pyoderma Gangraenosum (PG)					Positive preliminary Phase IIa open label results
	Life-threatening Inflammatory Diseases	Severe COVID-19					Phase II/III study: Phase II results published; Phase III fully enrolled, topline data expected Q1 2022
		ANCA-Associated Vasculitis (AAV)					Positive data in two Phase II trials
	Oncology	Cutaneous Squamous Cell Carcinoma (cSCC)					Phase II trial ongoing: first patient dosed in June 2021
IFX002 ***C5a Inhibitor***	Undisclosed Chronic Inflammatory and Autoimmune Diseases						Developing for optimized use for other chronic inflammatory indications
INF904 **Oral** ***C5aR inhibitor***	Undisclosed Chronic Inflammatory and Autoimmune Diseases						First-in-human study to be initiated in H2 2022

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inflaRx

The Terminal Complement Pathway

C5 concentration in blood:
~75 µg/ml (~400 nM)

C5a concentration in blood:
10 ~ 30 ng/ml
(~1-2.5 nM)

upregulated in many tissues during inflammation


C5
C5a
C5b
other ligands:
C3a, ASP, C4a etc
Membrane Attack Complex (MAC)
triggers lysis of pathogens
C5b-9 = MAC
strong amplifier
of inflammation
C5aR
C5L2
other signalling involved e.g. in
triglyceride synthesis, etc.
cell activation
cytokine generation
PKC-signaling
HMGB-1 induction* (Inflammasome)
INFLAMMATION

C5L2 has a different binding pocket for C5a compared to other ligands like C3a, ASP, etc. and this causes different cell signaling.* The C5a signaling has been shown to be pro-inflammatory.**

* Kalant D. et. al. J. Biol. Chem. 2003, 278 (13) 11123–11129
**Rittirsch et al. Nat Med. 2008 May ; 14(5): 551; Colley et al. MABS. 2018,10 (1), 104Songlin et. al. J. Biol. Chem. 2019; 294(21) 8384–839 Muenstermann et al.. Virulence, 2020; 10(1) 677-694

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inflaRx

 VilobelimabImmunodermatology Focus  Hidradenitis Suppurativa (HS)Pyoderma Gangraenosum (PG)

Hidradenitis Suppurativa (HS)

Debilitating C5a-driven inflammatory skin condition with high unmet need

HURLEY STAGING FOR HS



Stage I

Single / multiple abscesses but no sinus tracts or scarring



Stage II

Single or multiple separated, recurrent abscesses with tract formation and scarring



Stage III

Multiple interconnected tracts and abscesses involving an entire anatomic region

Clinical Features

- Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles
- Most commonly in the armpit, groin and genital regions
- Extremely painful inflammatory nodules, boils or abscesses
- Draining tunnels leading to considerable scarring and functional disability
- Hurley staging system used to classify progression / chronicity (Stage I – III)

Prevalence

- Likely > 200,000 moderate to severe (Hurley II+III) HS patients in US
- Higher prevalence in Europe with reports > 1% total HS prevalence

Current Treatment – Medical Need

- Humira®(adalimumab) (TNF-alpha inhibitor) is the only approved biological in US and Europe
- Established (but not approved) standard of care (SOC) includes topical, oral or i.v. antibiotics; in some instances, surgery is required
- Approximately 50% of patients with moderate to severe HS do not respond and about 50% of responder patients lose response to Humira*
- No treatment approved for or targeted at reducing draining tunnels as most burdensome lesion

Page 7

* Combined Phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in Sam Slutsky's LifeSci Capital InflaRx initiation report 12/2018

InflaRx

SHINE Phase II Study

Results and Conclusions



RESULTS

- HiSCR primary endpoint and dose response signal not met but signal towards improved AN count for the highest dose cohort
- Statistically significant change in draining tunnels (dTs) and in ANdT count detected for the highest dose cohort
- **Pharmacodynamic studies suggests that higher doses are needed for optimized efficacy**
- Open label extension (OLE): in the responder group, 71% maintain HiSCR response by week 40; signals of sustainable reduction of lesion counts during long term treatment detected (with sub-optimal long-term dosing)

OUR CONCLUSIONS

- **HiSCR is burdened by high variability** (driven by AN count variability) and does not capture reduction of dTs
- **Increased dose required** for full vilobelimab efficacy
- **Reduction in all inflammatory lesions achieved with vilobelimab high-dose** with a durable long-term effect detected even at sub-optimal doses
- **Long-term vilobelimab treatment was well tolerated**, no drug-related serious adverse events (SAEs) in OLE phase

ANdT count = Total number of combined inflammatory nodules, abscesses and draining tunnels
AN count = Total number of combined inflammatory nodules and abscesses

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inflaRx

HS Phase III Development

Study Initiation



FDA MEETINGS & NEXT STEPS

FDA Type A meeting (August 2021)

- Received feedback from FDA **supportive of a new primary endpoint measuring reductions in all three inflammatory HS lesions,** including **Draining Tunnels**
  - FDA had previously agreed to the Phase III dosing regimen, a higher dose than studied in the Phase IIB SHINE study
- Pivotal development program to focus on patients suffering from **moderate to severe HS with active draining disease**, as supported by FDA
- FDA feedback incorporated in pivotal study protocol and **submitted in Q4 2021;** The FDA had no comments during the 30-day review period

InflaRx has initiated the Phase III with a new primary endpoint, the modified HiSCR

- Details about the new endpoint and the Phase III study design to be shared at virtual R&D event on February 3

InflaRx has initiated the Phase III with a new primary endpoint, the modified HiSCR

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inflaRx

Pyoderma Gangraenosum (PG)

AN AUTOIMMUNE CONDITION WITH HIGH UNMET NEED





Clinical Features

- PG is a rare but potentially life-threatening skin disorder that can lead to chronic, highly painful and difficult-to-treat wounds
- Many PG patients also suffer from other autoimmune disorders, such as ulcerative colitis, rheumatoid arthritis, and hematological diseases
- Patients suffer from severe pain, long healing times, and frequent relapses

Incidence

- Rare - Estimated that up to 50,000 patients in the US and Europe are affected

Current Treatment – Medical Need

- No drugs currently approved in the US or EU
- For less severe cases, topical or intralesional treatments can be used, including topical steroids
- Use of systemic immunosuppression in rapidly progressing cases
- Mixed reports about efficacy, long treatment durations, relapses are frequently seen

› Strong rationale for treatment with vilobelimab: PG associated with neutrophilic skin infiltration in affected areas and lesions, potentially triggered by C5a

Photo Source: InflaRx study

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inflaRx

 PG Phase IIa Study Design  11          800mg  Group 1 N= 6    Initiation  Day 1-8, 3 doses         Maintenance  Day 15-43, 3 doses   PGA ≤ 4  PGA > 4        800mg Q2W    Individual titration  Day 57-189, 9 doses       1600mg Q2W    800mg  Completed    Observation  Day 219 & 249          800mg  Group 2 N= 6      PGA ≤ 4  PGA > 4        1600mg Q2W      2400mg Q2W    1600mg  Completed            800mg  Group 3 N= 7            2400mg Q2W    2400mg  Ongoing  19 patients enrolled in the studyPrimary endpoint: Safety Key secondary endpoints: Responder rate defined as PGA ≤3 (PGA of ≤1 is considered clinical remission and closure of target ulcer); Time to complete closure of target ulcer  Uptitration to the next dose on day 57 if PGA > 4 and at least 5 patients treated with the current dose showed no safety issues  *  *  *

 Study Results – Group 1 (Low Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)   12  Two patients (02 and 05) achieved complete remission of target ulcerOne patient (01) with initial response and fluctuating PGAPatients 02 and 05 stopped treatment before Day 189 based on investigator decision because of complete disease remissionPatient 03 dosed until Day 130 but stopped treatment due to Covid situation. No follow up.   PGAscore  Group 1 Results    Six evaluable subjects:  01  02  03  04  05  06  Uptitration to 1600mg on day 57 if PGA > 4 and at least 5 patients treated with 800mg show no safety issues. Applied to patient 06  Day 57  *  Planned End ofTreatment Visit  PlannedMid Term Assessment  *          Planned Obs. End     earlier treatment stop

 Study Results – Group 2 (Medium Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)  13  One patient (10) out of four healed upon up-titration to 2400mg group on day 57 with PGA = 0 since visit 12 (closure of large target ulcer area)Two patients (08, 09) showed temporary response, not considered responder Two patients (11, 12) discontinued early in study and were non-evaluable  Group 2 Results    07  08  09  10  11  12      Uptitration to 2400mg on day 57 if PGA > 4 and at least 5 patients treated with 1600mg show no safety issues. Applied to patients 09 and 10  PGAscore  Four evaluable patients:  *  *  *  Day 57        Planned End ofTreatment Visit  PlannedMid Term Assessment  Planned Obs. End   earlier treatment stop

Study Results – Group 3 (High Dose)

PGA-line plot of absolute values over time by patient *(Actual days displayed acc. to visit windows)*



PGA score
Seven evaluable patient:
13 *
14
15
16
17
18
19
6
5
4
3
2
1
0
1
15
43
99
189
249
earlier treatment stop
Planned Mid Term Assessment
Planned End of Treatment Visit
Planned Obs. End

* Patient 13 was discontinued from treatment after day 71 due to delayed availability of pos. baseline TB testing result (exclusion criterion). No re-activation of TB reported up to end of observation.

GROUP 3 RESULTS

- Six patients out of 7 achieved PGA score of ≤ 1 (remission)
- One patient (18) experienced target ulcer area decrease >50%; however, new PG lesions developed
- Patient 19 with complicated disease course
  - Pre-existing diabetes and wound infection in target ulcer area on day 1 with start of antibiotics
  - Wound infection and local progression in target ulcer area on day 50
  - Broad spectrum antibiotics and cyclosporin A starting day 50
  - Closure of target ulcer on day 127
- Patient 16 started 10 mg/d prednisone on day 72 (allowed per protocol)

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InflaRx

       PG Phase IIa Patient 10 Case Study  15  MH: PG since Jun 2019, Hypertension since 1998; Study Day 1: Feb 2021  Cohort 2: 1600 mg Q2W, individual uptitration to 2400 mg at D57, treatment completedPrevious PG medication: Methylprednisolone only in Jun 2019, Dapsone Jun 2019- Aug 2020, Cyclosporine Oct 2019- Aug 2020 -> ulcer healed and reappeared soon after discontinuation of immunosuppressants  Concomitant Medication: Prednisone 10 mg for PG since October 2020  Day 189, V16 (20 days after last vilo. admin.)  PGA = 1  Area: 0.00 mm2  Baseline    Area: 3695 mm2  Day 99  PGA = 1   Area: 0.00 mm2  Target ulcer reappeared in August 2020

       PG Phase IIa Patient 14 Case Study   16  MH: PG since October 2018, Obesity since longer time (no exact day available)Treatment Start: February 2021  Cohort 3: 2400 mg Q2W treatment completedPrevious PG medication: Ciclosporin and methylprednisolone October 2018 – September 2019, failed. Dapsone September 2020 – November 2020.  Concomitant Medication: Prednisone 10 mg since October 2018  Day 189, V16 (20 days after last IFX-1 admin.)   PGA = 1  Area: calculation not yet available  PG treatment history: ciclosporin, dapsone    Baseline    Area: 1285 mm2  Day 99  PGA = 2   Area: 0.0 mm2

       PG Phase IIa Patient 13 Case Study   17  MH: PG since August 2020, Psoriasis since 2017Treatment Start: March 2021Previous PG medication: None  Cohort 3: 2400 mg Q2W up to Day 85  exclusion after 9 doses due to delayed availability of pos. baseline TB testing result (no TB activation!)  Concomitant Medication: Adalimumab for psoriasis 40 mg QD since 2017   Day 89, end of treatment visit  PGA = 1  Area: calculation not yet available  Baseline    Area: 1136 mm2  Day 85  PGA = 1   Area: 0.00 mm2  Target ulcer opened in November 2020 while on stable adalimumab

PG Phase IIa Study Results

Summary and Conclusion

SAFETY CONCLUSION

- No infusion-related reactions observed
- For 2 patients, related SAEs were reported:
  - Erysipelas leading to hospitalization (judged as non-related by sponsor)
  - Rash due to delayed hypersensitivity reaction
- Observed AE profile in line with patients' underlying diseases
- No dose-related AEs detected

CLINICAL RESPONSE CONCLUSION

- Out of 17 evaluable patients at end of treatment visit or day of last drug administration
  - Clinical Remission (PGA ≤ 1): 9 patients (53%)
  - Clinical Response (PGA ≤ 3): 1 additional patient (6%)
  - Slight Improvement (PGA = 4): 7 patients (41%)
- **High dose group shows highest rate of target ulcer closure and clinical remission (85.7%)**

WE WILL MEET WITH FDA TO DISCUSS NEXT STEPS

Vilobelimab Q2W shows good safety and tolerability
Evidence of dose-dependent drug activity in PG

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inflaRx

 Vilobelimab Life-threatening Inflammatory Diseases  COVID-19ANCA Associated Vasculitis (AAV)

COVID-19 induced Vascular Injury – Potential Role of C5a

Model for Proposed Mode of Action of C5a in COVID-19 induced vascular injury



SARS-CoV-2
O2 radicals
granular enzymes
NETs
Tissue Damage
virus and neutrophil -
mediated tissue damage
Tissue Factor
neutrophil
activation
coagulation
Thrombin
complement pathway
activation
C5a
Fibrin
microangiopathy
with thrombosis
red blood cell
direct C5a activation by
enzymes (thrombin, plasmin, etc.)
Plasmin
fibrinolysis
d-Dimers
neutrophil
platelet
endothelial Cell

Source: InflaRx GmbH

OUR HYPOTHESIS

- Endothelial damage is induced by SARS-CoV-2 infection which also activates the complement system leading to C5a generation.
- C5a activates neutrophils via C5aR, leading to increased adherence to endothelial cells and damage through generation of oxidative radicals, granular enzyme release and neutrophil extracellular traps (NETs).
- C5a induces release of tissue factor from neutrophils & endothelial cells, which promotes coagulation, leading to Fibrin formation.
- Thrombin, plasmin and other enzymes can further induce direct C5a activation (through direct cleavage of C5), which may establish a viscous circle leading to microangiopathy with thrombosis

Page 20

InflaRx

Phase II Part Results

Overview

PHASE II STUDY RESULTS*

Primary endpoint:

- No difference detected in improvements between groups in PaO2/FiO2 ratio
- High variability between patients
- Conclusion: Endpoint not suitable as response parameter

Key secondary and other endpoints - Observed effects with vilobelimab compared to best standard of care:

- **50% lower all-cause mortality rate** (13% in vilobelimab group vs 27% for control group)
- **Fewer patients experienced renal impairment** assessed by estimated glomerular filtration rates
- **Faster reversal of blood lymphocytopenia**
- **Reduction in tissue damage**: Greater lowering of lactate dehydrogenase concentrations
- Temporary but **statistically significant increase in D-dimer levels** in first days after vilobelimab administration - **potential signal of induction of blood clot lysis**

* Vlaar, A et al. *Lancet Rheumatol 2020*. https://doi.org/10.1016/S2665-9913(20)30341-6

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inflaRx

Design of Phase II/III Study with Vilobelimab in Severe COVID-19

STUDY DESIGN

- Critically ill intubated* patients with COVID-19 induced pneumonia
- Phase III primary endpoint: 28-day all-cause mortality
- Other key endpoints include assessments of organ support, disease improvement on ordinal scale

STATUS

- **Phase II part completed:** Topline results published
- **Phase III part fully enrolled: *369 patients*** Topline data expected by Q1 2022
- IDMC recommended continuing the trial at interim analysis (180 patients evaluated)



Phase II Part
Analysis
Phase III Part
Open-label
Vilobelimab + BSC (n=15)
Best supportive care (n=15)
800mg i.v.
28 days
Dosing scheme:
Day: 1 2 4 8 11-13 15 22
COMPLETED
Double-blinded
Vilobelimab + SOC** (n=90 + 90)
placebo + SOC** (n=90 + 90)
800mg i.v.
28 days
Blinded Interim Safety Analysis after 180 pts
Continue to full enrollment of 180 +180 patients
28 days
ONGOING

* In Phase III part, eligible patients must be early intubated. In the Phase II part, patients were enrolled if either early intubated or dependent on oxygen delivery

** SOC includes venous thromboembolism prophylaxis at a minimum and may include other specific recommended treatments for COVID-19 per the locally adopted treatment recommendation

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inflaRx

Phase II Studies in AAV

Results

EU PHASE II TOPLINE RESULTS (N=57 TOTAL)

- Demonstrated **Proof of concept** for vilobelimab to reduce use of **glucocorticoid** (GC) therapy in AAV
- Achieved comparable efficacy to standard of care GC therapy
- Use of vilobelimab instead of GC led to a **substantially lower observed glucocorticoid toxicity**
- Lowest vasculitis damage index (VDI) total score at week 16 in vilobelimab only group

US PHASE II TOPLINE RESULTS (N=19)

- **Primary endpoint met; safe and well-tolerated** in patients with AAV Observed TEAEs are reflective of the disease and SOC treatment
- All three treatment groups showed **a strong clinical response** (50% reduction in BVAS) **at week 16**
- **Clinical remission** (BVAS = 0): **higher number & percentage of patients in remission in vilobelimab groups at various timepoints**



Patients with BVAS = 0
80%
60%
40%
20%
0%
wk 4
wk 8
wk 12
wk 16
wk 20
wk 24
SOC + combined vilobelimab groups
SOC + placebo

TEAEs: Treatment-emergent adverse events

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inflaRx

 VilobelimabOncology  Cutaneous Squamous Cell Carcinoma (cSCC)

Cutaneous Squamous Cell Carcinoma (cSCC)

Phase II Study Underway

POTENTIAL ROLE OF C5A IN ONCOLOGY & cSCC

- **C5a induces an immunosuppressive tumor microenvironment**
- **C5a promotes metastases**
- **C5a is readily available in the tumor environment and may promote tumor growth directly**

PRIMARY ENDPOINTS

- Arm A: Assess antitumor activity of vilobelimab
- Arm B: Determine maximum tolerated dose (MTD) or recommended Phase II dose (RP2D); Assess antitumor activity and safety profile of vilobelimab + pembrolizumab

DISEASE INFORMATION cSCC

- **Estimated incidence: 15-35 per 100,000 people**; expected to increase 2-4% per year; **Metastasizes in approximately 2-5%** of cases[1,2,4]
- Advanced SCC 10-year survival rates **<20%** with regional lymph node involvement and **<10%** with distant metastases; Distant metastases have median survival of <2 years[1,3]
- PD-1 checkpoint inhibitors pembrolizumab or cemiplimab are FDA approved for locally advanced, recurrent or metastatic cSCC (see FDA labeling)
- No treatment is available for PD-1 or PD-L1 resistant or refractory patients

> **Inhibition of C5a signaling in the tumor microenvironment may decrease tumor growth**
> **Combination of C5a with PD-1 checkpoint inhibition could reverse resistance to PD-1 or PD-L1 inhibitor therapy**

Page 25

1. Stratigos et al., 2015; 2. Burton et al., 2016; 3. Hillen et al., 2018; 4. Li et al, 2015

inflaRx

 INF904New Pipeline Program

Background

C5aR and its allosteric inhibitor INF904

C5a and INF904

- **C5a receptor (C5aR):**
    - a 7-transmembrane G-protein-coupled-receptor expressed primarily on granulocytes, mediates the major pathophysiological effects of C5a
    - C5aR proven to be an important drug target with FDA approval of a chemical C5aR inhibitor in AAV in 2021
- **INF904 binds to a well-known allosteric site in C5aR**
- **INF904 has a novel Markush structure**
- **US patent was issued in October 2021**

Nathan Robertson, 2018 Nature
Heng Liu, 2018, Nat. Struct. Mol. Biol


N
C5a
INF904
Trp213
Helix 8
C

C5a binds to orthosteric binding site on the top
INF904 bind to allosteric binding site on the side

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inflaRx

INF904

Potential for Best in Class C5aR Inhibition

PROGRAM DETAILS

- INF904 shows **no obvious toxicological findings** even in the highest dose groups in required GLP toxicity analyses
- INF904 shows a **high in vitro potency** with a desired IC50 (<1nM) in calcium mobilization assay
- In vitro analysis of INF904's effect on CYP3A against Avacopan-like molecule shows **significantly less CYP3A4/5 inhibition** which play an important role of metabolic clearance of glucocorticoids
- Oral INF904 shows **higher plasma exposures** in several in-vivo models vs. Avacopan-like molecule
- Oral INF904 shows a **better potency in in-vivo neutropenia model** vs. Avacopan-like molecule
- Oral INF904 shows **therapeutic benefit / efficacy** in renal disease models and peritonitis model
- **Regulatory discussions on Phase I program have been initiated**
- **First-in-human clinical trial expected to start in H2 2022**



Neutropenia *in vivo* Model
% Inhibition
120
100
80
60
40
20
0
Vehicle
Avacopan-like
INF904
**
Avacopan-like (10mg/kg oral)
INF904 (10mg/kg oral)
Vehicle
** p<0.01

Plasma Concentration Sampled at 8 hours:

- INF904 = 538 ng/mL
- Avacopan-like molecule = 119 ng/mL



Hamster PK - 10 mg/kg Oral
Plasma Conc. (ng/mL)
10000
1000
100
10
1
0
10
20
30
Time (h)
x 3.7
Avacopan-like
INF904

Page 28

inflaRx

 Strategy and Outlook

Strategic Objectives

Immuno-dermatology Focus

- **HS: Initiate Phase III program** with vilobelimab, incorporating novel endpoint
- **PG:** Advance vilobelimab **towards Phase III based on regulatory guidance**

Additional Potential Upside

- **Severe COVID-19: Complete Phase III** with vilobelimab; **Submit for approval** if results are positive
- **AAV:** Discuss next steps for vilobelimab with regulatory authorities
- **Oncology:** Continue to explore clinical application of vilobelimab
- **Advance INF904 into first-in-human study**

Strong cash balance to pursue these activities: €120.6 million as of September 30, 2021

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inflaRx

CONTROLLING
INFLAMMATION
inflaRx

INFLARX N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com

INVESTOR RELATIONS INFLARX N.V.

Jordan Zwick
Chief Strategy Officer

Email: IR@inflarx.de